UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Election of Director; Resignation of Director

On October 13, 2023, the Board of Directors of Bit Digital, Inc. (the “Company”) elected Jiashu (Bill) Xiong (“Xiong”) to the Board of Directors. He replaced his father, Yan Xiong, who resigned on that day for personal reasons. There were no disagreements with Yan Xiong. As recommended by the Company’s Nominating and Corporate Governance Committee, the Company entered into a Director Agreement with Xiong, pursuant to which Xiong shall serve as executive director on the Company’s Board of Directors effective October 13, 2023.

Xiong has been actively developing open-source projects and startups since 2007. He had previously served as the IT Manager for the Agricultural Bank of China’s Canada from February 2017 to March 2023, he also served as an advisor to numerous software-as-a-service projects and startups. Xiong received a bachelor’s degree in Computer Science and Software Engineering from the University of Victoria.

The Director Agreement provides for Xiong to serve on the Company’s subcommittees, the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as reasonably requested. Xiong is receiving cash compensation for his services on the Board equal to $4,000 a year paid on a quarterly basis. Xiong is also receiving a salary of $68,000 as IT Director paid on a monthly basis.

While Xiong is a member of the Board and for a twelve-month period following termination of the Director Agreement, he cannot have any connection with any business or venture that competes, directly or indirectly, with the Company. For a period of three (3) years from termination of the Director Agreement, Xiong is prohibited from interfering with the Company’s relationship with or seek to have any employee or customer of the Company leave the Company.

The information contained in this Form 6-K is being furnished and shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under "Risk Factors" in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital's production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See "Safe Harbor Statement" below.

Safe Harbor Statement

This report may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: November 3, 2023